UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date: December 18, 2024
Commission File Number: 001-41912
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Ferrovial SE
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Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
Ferrovial SE is filing this current Form 6-K to report (i) issued share capital of Ferrovial SE after the issue of shares in the framework of the 2024 second scrip dividend, and (ii) transactions carried out by Ferrovial SE under the repurchase program of its shares between 9 and 16
December 2024.
Attached to this current report on Form 6-K is:
(1) a press release dated December 13, 2024, regarding issued share capital, as Exhibit 99.1.
(2) a press release dated December 18, 2024, regarding repurchase program, as Exhibit 99.2.
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Ferrovial SE dated December 13, 2024, as Exhibit 99.1.
99.2	Press Release issued by Ferrovial SE dated December 18, 2024, as Exhibit 99.2.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial SE
Date: December 18, 2024
By: /s/ Ernesto López Mozo
Ernesto López Mozo
Chief Financial Officer